May 16, 2007

Jessica Q. Wang Price
Chief Executive Officer and President
EWRX Internet Systems, Inc.
910-4950 Yonge Street
Ontario, Canada M2N 6K1

Re: EWRX Internet Systems, Inc.
        Registration Statement on Form 10-SB
        Filed May 11, 2007
        File No. 0-27195

Dear Ms. Wang Price:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note the following:

        Pursuant to Form 10-SB, "Part F/S- Financial Information" and Item 310(a) of Regulation S-B, small business issuers shall file an audited balance sheet as of the end of the most recent fiscal year and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of such audited balance sheet. The most recent audited financial statements included in your Form 10-SB are as of December 31, 2005 and so your financial statements are deficient. In addition, the unaudited compiled balance sheet, statement of income and deficit as of December 31, 2006 do not comply with Item 310(a) of Regulation S-B. Please revise the filing within 15 days, or submit a letter withdrawing the filing if the amended filing can not be provided within that time.

Jessica Q. Wang Price
EWRX Internet Systems, Inc.
May 16, 2007

　　　　If you have any questions regarding these comments, please call me at (202) 551-3730.

　　　　　　　　Sincerely,

　　　　　　　　Barbara C. Jacobs
　　　　　　　　Assistant Director